Exhibit 99.1

Tencent Music Entertainment Group Announces Third Quarter 2023 Unaudited Financial Results

SHENZHEN, China, November 14, 2023 /PRNewswire/ --Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights

•	Total revenues were RMB6.57 billion (US$900 million), representing a 10.8% year-over-year decrease, mainly due to the decline in revenues from social entertainment services and others.

•	Revenues from music subscriptions were RMB3.19 billion (US$438 million), representing 42.0% year-over-year growth. The number of paying users increased by 20.8% year-over-year to 103.0 million, up 3.6 million from the second quarter of 2023.

•	Net profit was RMB1.26 billion (US$173 million), representing 15.6% year-over-year growth. Net profit attributable to equity holders of the Company was RMB1.17 billion (US$160 million), representing 10.1% year-over-year growth. Non-IFRS net profit[1] was RMB1.50 billion (US$206 million), representing 6.5% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.41 billion (US$193 million), representing 2.1% year-over-year growth.

•	Diluted earnings per ADS was RMB0.74 (US$0.10).

•	Total cash, cash equivalents and term deposits as of September 30, 2023 were RMB30.96 billion (US$4.24 billion).

Mr. Cussion Pang, Executive Chairman of TME, commented, “Our dual-engine content-and-platform strategy continues to pay off. In the third quarter, we reported strong growth in our online music services despite the topline headwinds from the social entertainment business. The accelerated year-over-year subscription revenue growth was supported by expansion in both subscriber base and ARPPU. Our evolving ecosystem and resilient businesses enabled us to deliver a group-wide margin expansion. These achievements further unlock the value of music and pave the way for our sustainable development in the long run.”

Mr. Ross Liang, CEO of TME, said, “The third quarter results highlight efficiency gains across our platforms. Our ecosystem’s strength, platform’s scale and AI-empowered technological edges have enabled us to transition into an increasingly robust music powerhouse. Online music has more visibly become our core business, driving engagement and earnings growth, while we adjust our social entertainment offerings. We will continue to reimagine the way music connects with people, creating a more enjoyable user experience through technology and product innovation.”

Third Quarter 2023 Operational Highlights

•	Key Operating Metrics[2]

1 Non-IFRS net profit and non-IFRS net profit attributable to equity holders of the Company were arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments, and related income tax effects.

2 Starting from the first quarter of 2023, online music MAUs began to include unique mobile and certain IoT devices. Accordingly, comparative figures were updated to conform to the current presentation. “Online music MAUs” for any given period (i) refers to the monthly average of the sum of the MAUs for that period; and (ii) includes QQ Music, Kugou Music, Kuwo Music and other music products, through which such product is accessed at least once in that month; duplicate access of different services by the same device is not eliminated from the calculation.

	3Q23	3Q22	YoY %
MAUs – online music (million)	594	620	(4.2%)
Mobile MAUs – social entertainment (million)	129	155	(16.8%)
Paying users – online music (million)	103.0	85.3	20.8%
Paying users – social entertainment (million)	7.8	7.4	5.4%
Monthly ARPPU – online music (RMB)	10.3	8.8	17.0%
Monthly ARPPU – social entertainment (RMB)	86.2	177.3	(51.4%)

Dual-engine content-and-platform strategy fortifies TME’s music ecosystem, driving prosperity for stakeholders along the industry value chain.

•	Leveraging our platform’s strength, we invigorated our content ecosystem by fostering deeper, mutually beneficial partnerships with record labels and artists. 1) We introduced a series of music-based interactive features for TFBOYS’s 10th anniversary single to enhance user engagement and their bond with the artists. 2) We forged a strategic partnership with CUBE Entertainment to further enrich our music catalog.

•	We extended our tailored platform for artists at all stages to develop their careers. 1) We hosted an offline concert for Zhou Shen celebrating the 9th anniversary of his debut, highlighted by sales of sought-after tickets and great excitement among users. 2) We assisted TIA RAY, our strategic partner artist, and Kirsty, a rising indie musician cultivated by our Tencent Musician Platform, with their appearances on China Central Television and provincial Satellite TV networks, boosting their influence nationwide.

•	We enhanced our technology capabilities in content creation, promotion and distribution. 1) Venus introduced its zero-shot AI-powered music production tool and Vocal Producer upgraded its function to support AI-generated music content in multiple languages. 2) Our music promotion and distribution tool kits, such as TME Music Cloud and Kugou’s ToMoreMusic platform, made further advancements in assisting industry participants with efficient musical work promotions. With our technological capabilities, we also successfully boosted the popularity of Chinese songs overseas. For example, we helped Angela Zhang’s Beast and Yang Junan’s Summer Love chart on various popular music lists in Singapore.

Leveraging LLMs, we enhanced music discovery and consumption efficiency, creating a more engaging user experience.

•	Better connecting users with music through enhanced recommendation and personalization. 1) We continued upgrading our recommendation middle platform to enhance each of our Apps’ ability to personalize music recommendations. 2) QQ Music’s recent chorus-focused Quick Listen mode, together with Kugou Music’s upgraded version, featuring quick discovery of multiple cover songs, effectively lowered the barriers to music discovery.

•	Better facilitating users’ content consumption through more use cases and entertainment scenarios. 1) We extended our mobile-end offerings, including seamless user interface, premium sound quality and tailored playlists, to further enrich in-car music consumption and user experience. We also cooperated with more automakers and car models to increase penetration. Moreover, we led the industry by partnering with Qualcomm to enhance music listening experience on mobile devices with the help of hardware’s AI computing capabilities. 2) We customized music services for different entertainment sectors, creating unique touchpoints for original IPs. For example, we successfully co-produced both theme and end credits songs for the blockbuster movie No More Bets.

•	Better connecting users with each other in a thriving community where they can bond through music and music-based interactive features. For example, QQ Music organized over 30 song-guessing contests featuring musical works by Jay Chou, Zhou Shen, BLACKPINK and Teens in Times.[3]

Third Quarter 2023 Financial Review

Total revenues decreased by RMB796 million, or 10.8%, to RMB6.57 billion (US$900 million) from RMB7.37 billion in the same period of 2022.

•	Revenues from online music services delivered a strong year-over-year increase of 32.7% to RMB4.55 billion (US$624 million). The increase was driven by strong growth in music subscription revenues, supplemented by growth in revenues from advertising services. Revenues from music subscriptions were RMB3.19 billion (US$438 million), representing 42.0% year-over-year growth compared with RMB2.25 billion in the same period of 2022. This rapid growth was driven by further expansion in the online music paying user base and ARPPU. Specifically, the number of online music paying users increased by 20.8% year-over-year to 103.0 million, while monthly ARPPU expanded to RMB10.3, marking its sixth consecutive quarter of growth and another record-high amount. The increases in both the number of paying users and ARPPU were primarily attributable to our more appealing member privileges, interactive product features, attractive music content, disciplined promotions and member acquisition strategies, as well as high subscriber retention rate. The year-over-year increase in revenues from advertising was primarily because we provided a more diversified product portfolio and innovative ad formats, which are highly attractive to advertisers.

•	Revenues from social entertainment services and others decreased by 48.8% to RMB2.02 billion (US$276 million) from RMB3.94 billion in the same period of 2022. The decrease was mainly caused by the adjustments to certain live-streaming interactive functions and more stringent compliance procedures as we implemented several service enhancement and risk control measures.

Cost of revenues decreased by 14.8% year-over-year to RMB4.23 billion (US$579 million). The decrease was mainly due to the decrease in revenue sharing fees resulted from the decline in revenues from social entertainment services, partially offset by the increase in content costs of royalties and advertising agency fees.

Gross margin increased by 3.1 percentage points to 35.7% from 32.6% in the same period of 2022, primarily due to the strong growth of revenues from music subscriptions and advertising services, and the ramp-up of our own content.

Total operating expenses decreased by 11.8% year-over-year to RMB1.27 billion (US$174 million). Operating expenses as a percentage of total revenues decreased to 19.3% from 19.5% in the same period of 2022.

3 Names of artists and bands contained in this press release are sorted according to the following rules: (i) grouped by artists and bands; and (ii) in alphabetical order by given names.

•	Selling and marketing expenses were RMB219 million (US$30 million), representing a year-over-year decrease of 10.6%, as we focused on the ROI of each promotion channel and improved the effectiveness of promotion measures.

•	General and administrative expenses were RMB1.05 billion (US$144 million), representing a year-over-year decrease of 12.0%. This decrease was primarily due to reduced employee-related expenses as a result of improved headcount efficiency and the expenses related to the Hong Kong secondary listing incurred in the same period of 2022.

Driven by effective cost controls and improved operating efficiency, our operating profit grew to RMB1.43 billion (US$195 million) in the third quarter of 2023, representing an increase of 13.0% year-over-year.

For the third quarter of 2023, net profit was RMB1.26 billion (US$173 million) and net profit attributable to equity holders of the Company was RMB1.17 billion (US$160 million). Non-IFRS net profit was RMB1.50 billion (US$206 million) and non-IFRS net profit attributable to equity holders of the Company was RMB1.41 billion (US$193 million). Please refer to the section in this press release titled “Non-IFRS Financial Measure” for details.

Basic and diluted earnings per American Depositary Shares (“ADS”) were RMB0.75 (US$0.10) and RMB0.74 (US$0.10), respectively, for the third quarter of 2023; and non-IFRS basic and diluted earnings per ADS were RMB0.90 (US$0.12) and RMB0.89 (US$0.12), respectively. The Company had weighted averages of 1.57 billion basic and 1.59 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

As of September 30, 2023, the combined balance of the Company’s cash, cash equivalents and term deposits amounted to RMB30.96 billion (US$4.24 billion), compared with RMB30.5 billion as of June 30, 2023.

Share Repurchase Program

Under the US$500 million Share Repurchase Program announced on March 21, 2023, as of September 30, 2023, we had repurchased 15.8 million ADSs from the open market with cash for a total consideration of approximately US$103 million.

Social Responsibilities

In the third quarter, we joined hands with Tencent’s Sustainable Social Value (“SSV”) and launched our 2023 Youth Music Tech X program, inviting high school students to explore a technology-inspired music journey. Working side by side with the students, we commissioned a theme song, The Most Beautiful Sound in the World, to champion public care and support for hearing-impaired senior citizens. In addition, we organized a special music education project, “Music Garden Space,” to help children from ethnic minorities and remote areas appreciate the beauty and power of music. These initiatives demonstrate the value and positive influence that we can bring to a wide range of communities.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and related income tax effects.

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENT

	Three Months Ended September 30			Nine Months Ended September 30
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	3,430	4,553	624	8,924	12,303	1,686
Social entertainment services and others	3,935	2,016	276	11,990	8,556	1,173
	7,365	6,569	900	20,914	20,859	2,859
Cost of revenues	(4,962)	(4,227)	(579)	(14,588)	(13,705)	(1,878)
Gross profit	2,403	2,342	321	6,326	7,154	981

Selling and marketing expenses	(245)	(219)	(30)	(878)	(642)	(88)
General and administrative expenses	(1,192)	(1,049)	(144)	(3,318)	(3,110)	(426)
Total operating expenses	(1,437)	(1,268)	(174)	(4,196)	(3,752)	(514)
Interest income	186	273	37	487	775	106
Other gains, net	109	78	11	438	168	23
Operating profit	1,261	1,425	195	3,055	4,345	596

Share of net profit of investments accounted for using equity method	8	49	7	22	107	15
Finance cost	(24)	(35)	(5)	(77)	(111)	(15)
Profit before income tax	1,245	1,439	197	3,000	4,341	595

Income tax expense	(152)	(176)	(24)	(366)	(530)	(73)
Profit for the period	1,093	1,263	173	2,634	3,811	522

Attributable to:
Equity holders of the Company	1,061	1,168	160	2,526	3,614	495
Non-controlling interests	32	95	13	108	197	27

Earnings per share for Class A and Class B ordinary shares
Basic	0.33	0.37	0.05	0.78	1.16	0.16
Diluted	0.33	0.37	0.05	0.78	1.14	0.16

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.67	0.75	0.10	1.57	2.31	0.32
Diluted	0.66	0.74	0.10	1.55	2.28	0.31

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,176,110,236	3,134,975,498	3,134,975,498	3,224,870,392	3,127,809,736	3,127,809,736
Diluted	3,206,799,580	3,173,371,472	3,173,371,472	3,255,991,564	3,172,090,075	3,172,090,075

ADS used in earnings per ADS computation
Basic	1,588,055,118	1,567,487,749	1,567,487,749	1,612,435,196	1,563,904,868	1,563,904,868
Diluted	1,603,399,790	1,586,685,736	1,586,685,736	1,627,995,782	1,586,045,038	1,586,045,038

TENCENT MUSIC ENTERTAINMENT GROUP

UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended September 30			Nine Months Ended September 30
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)

Profit for the period	1,093	1,263	173	2,634	3,811	522
Adjustments:
Amortization of intangible and other assets arising from business acquisitions or combinations*	130	101	14	372	334	46
Share-based compensation	226	185	25	656	553	76
Gains from investments**	-	(3)	(0)	(141)	(30)	(4)
Income tax effects***	(38)	(43)	(6)	(106)	(123)	(17)
Non-IFRS Net Profit	1,411	1,503	206	3,415	4,545	623
	141100.0%				14.8%
Attributable to:
Equity holders of the Company	1,379	1,408	193	3,307	4,348	596
Non-controlling interests	32	95	13	108	197	27

Earnings per share for Class A and Class B ordinary shares
Basic	0.43	0.45	0.06	1.03	1.39	0.19
Diluted	0.43	0.44	0.06	1.02	1.37	0.19

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.87	0.90	0.12	2.05	2.78	0.38
Diluted	0.86	0.89	0.12	2.03	2.74	0.38

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,176,110,236	3,134,975,498	3,134,975,498	3,224,870,392	3,127,809,736	3,127,809,736
Diluted	3,206,799,580	3,173,371,472	3,173,371,472	3,255,991,564	3,172,090,075	3,172,090,075

ADS used in earnings per ADS computation			S
Basic	1,588,055,118	1,567,487,749	1,567,487,749	1,612,435,196	1,563,904,868	1,563,904,868
Diluted	1,603,399,790	1,586,685,736	1,586,685,736	1,627,995,782	1,586,045,038	1,586,045,038

* Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.
** Including the net gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.
*** Represents the income tax effects of Non-IFRS adjustments.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEET

	As at December 31, 2022	As at September 30, 2023
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	323	436	60
Land use rights	2,480	2,456	337
Right-of-use assets	398	390	53
Intangible assets	2,368	2,136	293
Goodwill	19,493	19,542	2,678
Investments accounted for using equity method	4,330	4,370	599
Financial assets at fair value through other comprehensive income	3,168	5,502	754
Other investments	304	321	44
Prepayments, deposits and other assets	709	580	79
Deferred tax assets	347	375	51
Term deposits	6,530	8,769	1,202
	40,450	44,877	6,151

Current assets
Inventories	14	5	1
Accounts receivable	2,670	2,502	343
Prepayments, deposits and other assets	2,958	3,338	458
Other investments	37	37	5
Term deposits	11,291	9,806	1,344
Restricted Cash	34	10	1
Cash and cash equivalents	9,555	12,381	1,697
	26,559	28,079	3,849

Total assets	67,009	72,956	9,999

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	36,456	36,595	5,016
Shares held for share award schemes	(202)	(297)	(41)
Treasury shares	(6,349)	(6,539)	(896)
Other reserves	6,140	8,507	1,166
Retained earnings	12,052	15,666	2,147
	48,099	53,934	7,392
Non-controlling interests	1,028	1,234	169

Total equity	49,127	55,168	7,561

LIABILITIES
Non-current liabilities
Notes payables	5,536	5,712	783
Other payables and other liabilities	6	-	-
Deferred tax liabilities	211	206	28
Lease liabilities	306	320	44
Deferred revenue	106	137	19
	6,165	6,375	874

Current liabilities
Accounts payable	4,998	5,050	692
Other payables and other liabilities	4,022	3,204	439
Current tax liabilities	404	491	67
Lease liabilities	123	113	15
Deferred revenue	2,170	2,555	350
	11,717	11,413	1,564

Total liabilities	17,882	17,788	2,438

Total equity and liabilities	67,009	72,956	9,999

TENCENT MUSIC ENTERTAINMENT GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30			Nine Months Ended September 30
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	1,252	1,441	198	4,987	5,360	735
Net cash used in investing activities	(1,243)	(1,142)	(157)	(338)	(1,670)	(229)
Net cash used in financing activities	(1,668)	(849)	(116)	(3,036)	(962)	(132)
Net (decrease)/increase in cash and cash equivalents	(1,659)	(550)	(75)	1,613	2,728	374
Cash and cash equivalents at beginning of the period	10,044	12,950	1,775	6,591	9,555	1,310
Exchange differences on cash and cash equivalents	197	(19)	(3)	378	98	13
Cash and cash equivalents at end of the period	8,582	12,381	1,697	8,582	12,381	1,697